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Joint Filer Information

Title of Security:	Common Stock
Issuer & Ticker Symbol:	Endologix, Inc. (ELGX)
Designated Filer:	Elliott International, L.P.
Other Joint Filers:	Elliott International Capital Advisors Inc. (“EICA”)
Addresses:	The address of EICA is for 712 Fifth Avenue, 36th Floor, New York, New York 10019.
Signatures:

Dated:	June 12, 2006

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliott Greenberg, Vice President